FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 24, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing Capital and Business Alliance and Management Integration for Further Study, between JVC and KENWOOD as well as Third Party Allotment of New Shares of JVC

2.	News release issued on July 24, 2007, by the registrant, announcing the Revision of Fiscal 2008 Financial Forecast

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: July 27, 2007

July 24, 2007

Company	Victor Company of Japan, Limited
Representative	Kunihiko Sato, President and Representative Director
(Code: 6792; Tokyo and Osaka Stock Exchanges)
Contact	Masaaki Takeda, Director
(TEL. +81-45-450-2837)

Company	Kenwood Corporation
Representative	Kazuo Shiohata, President & CEO
(Code: 6765; Tokyo Stock Exchange)
Contact	Takaaki Nose, Senior Manager, Public & Investor Relations Office, Corporate Relations Division
(TEL. +81-42-646-6724)

Company	SPARX Group Co., Ltd.
Representative	Shuhei Abe, President & CEO
(Code: 8739; JASDAQ)
Contact	Masatoshi Fukami, Managing Director
(TEL. +81-3-5437-9700)

Company	Matsushita Electric Industrial Co., Ltd.
Representative	Fumio Ohtsubo, President
(Code: 6752; Tokyo, Osaka and Nagoya Stock Exchanges)
Contact	Hideaki Kawai, Group Manager, Corporate Financial & IR Group
(TEL. +81-6-6908-1121)

NOTICE ON CAPITAL AND BUSINESS ALLIANCE AND MANAGEMENT

INTEGRATION FOR FURTHER STUDY, BETWEEN JVC AND KENWOOD AS

WELL AS THIRD PARTY ALLOTMENT OF NEW SHARES OF JVC

Victor Company of Japan, Limited (“JVC”) and Kenwood Corporation (“KENWOOD”), upon the resolution of the meetings of their respective Boards of Directors held on July 24, 2007, entered into a capital and business alliance agreement, the focal points of which relate to their business cooperation in the areas of car electronics and home/portable audio businesses and the commencement of discussions concerning the integration of their management.

Notice is hereby given that, on the same day, as described in detail below, each of JVC, KENWOOD and SPARX International (Hong Kong) Limited, an investment management company which belongs to a group of companies headed by SPARX Group Co., Ltd. (the “SPARX Group”) adopted resolutions for, or affirmed, JVC’s issuance of new stock through third party allotments, where allotments of such new stock will be made to, and the new stock will be subscribed by, KENWOOD and the several investment funds (collectively, the “SPARX Funds”) managed by SPARX International (Hong Kong) Limited.

It is expected that, if and when the payment for the new issue of stock is made, JVC’s status will change from a consolidated subsidiary of Matsushita Electric Industrial Co., Ltd. ( “MATSUSHITA”) to an equity-method associated company of MATSUSHITA.

MATSUSHITA, as JVC’s largest shareholder, has agreed with JVC, KENWOOD and the SPARX Group that MATSUSHITA will continue to support the discussions concerning the possible integration of JVC and KENWOOD’s management, although MATSUSHITA will not be directly involved in such discussions.

The SPARX Group shall not assume any responsibility and liability whatsoever for the contents of this document, except with respect to the information relating to the SPARX Group and its affiliated companies.

I.	DISCUSSIONS ON CAPITAL AND BUSINESS ALLIANCE AND MANAGEMENT INTEGRATION

1.	Reasons for capital and business alliance

(1)	JVC’s goals relating to capital and business alliance

JVC reported net losses for three (3) consecutive fiscal years, including the fiscal year ended March 31, 2007, and its urgent task is to implement a fundamental management reform. It is currently in the process of implementing a management reform based on the voluntary reconstruction plan which was announced on May 30, 2007. Furthermore, JVC has set the “Action Plan 2007” (*) based on its realization that further steps for more aggressive management reform need to be taken in order to ensure a management reconstruction in the increasingly more competitive market and to regain the market’s trust.

The purposes of JVC’s planned capital increase through third party allotments to KENWOOD and the SPARX Funds are to procure funds for the structural reform and to enhance JVC’s equity capital which has been damaged by the net losses reported during the three (3) consecutive fiscal years. Through such capital increase, it is anticipated that JVC will implement the “Action Plan 2007” announced today and will be sure to turn operating profits during the fiscal year ending March 31, 2008.

The consumer electronics industry is dominated by digital products which require significant capital investments and massive software development processes. In addition, the digitization trend has shortened product development cycles and led to fierce market-share and pricing competitions. Finally, the rise of Korean, Taiwanese and Chinese manufacturers has further intensified the competition in the global market.

Under such market environment, JVC and KENWOOD have agreed that the planned capital increase through third party allotment will be treated not as a mere transfer of capital, but as a strategy, in conjunction with the commencement of cooperation in the car electronics and home/portable audio businesses which both of them are engaged in, and that they will continue their discussion with an aim of their management integration for surviving in the AV market where competition is increasingly more fierce.

With respect to the business cooperation which is scheduled to begin in October 2007 under the structure currently contemplated, the scale of the combined car electronics business of the two companies will be approximately 160 billion yen, which is expected to lead to an increase in their added values and enhanced market competitiveness, through business integration in the areas of development, materials procurement and production, as well as a full exploitation of the “scale merit” and the two companies’ resources.

Further, for the management integration which is targeted for 2008, the establishment of a joint holding company will be considered, in order to pursue the synergy effect in all aspects of management of the two companies and to enhance their respective corporate values.

Respecting the brands each other developed in the markets on a long-term basis, the two companies will, on an equal footing in spirit, intend to make a new start of latest management structure in the AV market whereby contributing to strengthening the competitiveness of the consumer electronics markets on a global basis.

(2)	Kenwood’s goals relating to capital and business alliance

KENWOOD believes that, in mature industries where competition is fierce, M&As and business alliances enable the parties involved to achieve growth at a faster pace than when such parties attempt to grow independently, and therefore constitute effective means of creating/enhancing their corporate values. For this reason, KENWOOD has been reviewing various options for the enhancement of international competitiveness of the Japanese consumer electronics industry, taking into consideration the possible realignment of the industry.

KENWOOD expects that the capital and business alliance through an investment in an amount which will not cause JVC to become subject to consolidation and which will not exceed the equity method threshold, to be implemented as the first step in accordance with the above-referenced belief, will quickly lead to a significant synergy effect for both companies. In other words, by combining JVC’s retail (audio) sales business with KENWOOD’s retail (audio) sales business which constitutes approximately one-half of its overall car electronics business (which in turn produces 60% of the net sales), the scale of such business will double and achieve the largest market share in the world. A significant synergy effect, such as enhanced cost competitiveness, is also expected from the “scale merit” in the multimedia (including automobile navigation and home/portable audio) business through joint development, joint materials procurement and mutual manufacturing services by a joint venture, etc.

At the same time, KENWOOD will thoroughly support the JVC’s prompt management reconstruction by utilizing the experience and know-how of KENWOOD which it gained in its structural reform throughout its entire organization, commenced in fiscal year 2002 and successfully completed.

As the second step, KENWOOD will continue exploring the measures to be taken in order to ensure that the two companies will achieve stability in their management and performance and integrate their management in the spirit of equality.

(3)	SPARX’s goal

When making investment decisions for the funds managed by SPARX, SPARX International (Hong Kong) Limited has in the past supported the various growth strategies implemented by KENWOOD’s management. SPARX International (Hong Kong) Limited has determined that the planned capital and business alliance between JVC and KENWOOD is one of the measures that will further increase KENWOOD’s corporate value in the future, and SPARX International (Hong Kong) Limited will continue to support the strategies of KENWOOD’s management and participate in the planned capital increase through the SPARX Funds.

SPARX expects that based on the JVC’s share of the past experience and know-how of KENWOOD’s management through the planned alliance, the management reform of JVC, which has the global brand power supported by its superior technical expertise and products, will be accelerated, and JVC’s significant potential will be realized again.

(4)	Reasons for Matsushita’s approval

Until recently, MATSUSHITA had supported JVC’s independent self-management; however, in connection with its consideration of group growth strategies, it has evaluated many options concerning its capital relationship with JVC. As a result, MATSUSHITA has determined that the optimal path to JVC’s speedy recovery and increase in corporate value is for JVC to gain the cooperation of KENWOOD which has a thorough understanding of the relevant business, to implement the “Action Plan 2007” announced by JVC today, and to commence efforts for business cooperation which takes into consideration possible management integration with KENWOOD. MATSUSHITA has approved the planned capital and business alliance among JVC, KENWOOD and the SPARX Group, and, as JVC’s largest shareholder, will in the future oversee JVC’s management and business operations for JVC’s recovery and provide necessary assistance.

2.	Concerning Capital Alliance

JVC will implement a capital increase through third party allotment by issuing its common stock in the amount of 20 billion yen to KENWOOD, and by issuing its common stock in the amount of 15 billion yen to the SPARX Funds in an effort to further enhance its equity capital and to procure funds for its structural reform. For the details of the terms of issue, see “II. JVC’S ISSUANCE OF NEW SHARES THROUGH THIRD PARTY ALLOTMENT” below.

3.	Further discussions on management integration

For the purpose of achieving stability in their management and performance, while respecting each other’s brands and in the spirit of equality, JVC and KENWOOD shall commence discussions on the integration of their management as soon as possible. It is anticipated that such management integration may take certain forms, including the form of a joint holding company (which will be listed on the First Section of the Tokyo Stock Exchange), newly established through share for share transfers jointly, which will then own 100% of the stock of the operating companies, JVC and KENWOOD. After the implementation of the capital alliance, these two companies plan to establish a Management Integration Study Committee which will consider the actual methods, schedule, etc., toward the management integration.

4.	Details of business alliance

On the target date of October 1, 2007, KENWOOD and JVC shall commence the business alliance with respect to their car electronics and home electronics businesses. Specific implementation plans, their detailed schedules, etc., shall be considered and determined by the Collaboration Committee consisting of the two companies; however, the business alliance is expected to involve the establishment of a joint framework of research and development through a joint venture, etc., mutual promotion of manufacturing services and mutual utilization of intellectual property rights.

II.	JVC’S ISSUANCE OF NEW SHARES THROUGH THIRD PARTY ALLOTMENT

1.	Purpose of offer of shares issued by third party allotment

The purposes of the new share issue are not only to reinforce the own capital basis but to implement the structural reform of the current businesses and formulate the basis thereof towards the corporate power to resume the financial results, based on the policy of selection and concentration.

The financing is determined in the manner of the third party allotment, for the reason that JVC believes it possible to draw a growth strategy by this third party allotment to, and the capital alliance with, KENWOOD, in addition to the reason to procure the funds for structural reform thereof. JVC believes that this third party allotment is the most appropriate manner of financing in the interest of its existing shareholders from the point of view of the increase in corporate value of JVC.

2.	Amount of capital procured and the use of proceeds

(1)	Approximate mount of capital procured (net of expenses)

34,866,000,000 yen

(2)	Details of the use of proceeds

It is expected to utilize the proceeds from the third party allotment towards the structural reform and realignment of fundamental basis, more specifically 20 billion yen for the structural reform and 15 billion yen for the realignment of fundamental basis.

(3)	Scheduled timing of use of proceeds

It is expected to utilize the proceeds during the current fiscal year.

(4)	Thoughts on the rationale of use of proceeds procured

By reinforcing the own capital which have been damaged by the net losses for the last three consecutive fiscal years, JVC believes it possible to further implement the management reform. This management reform will in turn contribute to the enhancement of shareholder value by increase in its profitability.

3.	Results of operation and equity finances in the most recent three fiscal years

(1)	Results of operations for the most recent three fiscal years (consolidated basis)

			(Millions of yen)

Fiscal Year	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Net sales	840,590	806,899	742,685
Operating profit	10,369	-6,890	-5,656
Recurring profit	7,282	-15,038	-11,695
Net income	-1,857	-30,607	-7,891
Net income per share (yen)	-7.71	-120.50	-31.07
Dividend per share (yen)	5	0	0
Net assets per share (yen)	622.55	536.61	515.22

(2)	Number of outstanding shares and number of potential shares in the current situation

Category	Number of Shares	Ratio to the outstanding shares
Number of shares allotted	254,230,058 shares	100%
Number of potential shares at the current conversion or exercise price	- shares	-%
Number of potential shares at the lowest conversion or exercise price	- shares	-%
Number of potential shares at the highest conversion or exercise price	- shares	-%

(3)	Equity finance at this time

New share issue upon third party allotment

Issue date	August 10, 2007
Amount of funds procured	35,000,225,000 yen
Number of outstanding shares at the time of offering	254,230,058 shares
Number of potential shares at the time of offering	Not applicable

(4)	Equity finance implemented during the past three years, etc.

Not applicable.

(5)	Recent share prices

Closing Price of Fiscal year ended March 31, 2005	827 yen
Closing Price of Fiscal year ended March 31, 2006	685 yen
Closing Price of Fiscal year ended March 31, 2007	615 yen
Average Closing Price of the past three fiscal months ended July 23, 2007	464 yen

4.	Major shareholders and the shareholding ratio after the offering (the ratio of the shareholding to the total outstanding shares)

Before the offering (As of March 31, 2007)		After the offering
Matsushita Electric Industrial Co., Ltd.	52.4%	Matsushita Electric Industrial Co., Ltd.	36.8%

Bank of New York GCM Client Accounts E ISG. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	7.5%	Kenwood Corporation	17.0%

The Dai-ichi Mutual Life Insurance Company	2.8%	HSBC Fund Services SPARX Asset Management Corporated	6.6%

The Master Trust Bank of Japan, Ltd.	2.6%	HSBC Fund Services SPARX Asset Management Limited US Client	6.2%

Japan Trustee Services Bank, Ltd.	2.1%	BANK OF NEW YORK GCM CLIENT ACCOUNTS E ISG (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	5.3%

MORGAN STANLEY & CO. INC (Standing proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.6%	The Dai-ichi Mutual Life Insurance Company	2.0%

BNP PARIBAS LONDON BRANCH FOR BNPPPB EVOTOK (Standing proxy: HSBC Investments (Japan) K.K.)	1.2%	The Master Trust Bank of Japan, Ltd.	1.8%

Daiwa Securities SMBC Co. Ltd.	1.1%	Japan Trustee Services Bank, Ltd.	1.5%

CGML-LONDON EQUITY (Standing proxy: Citibank N.A., Tokyo Branch)	0.8%	MORGAN STANLEY & CO. INC (Standing proxy: Morgan Stanley Japan Securities Co., Ltd.)	1.1%

Sumitomo Mitsui Banking Corporation	0.7%	BNP PARIBAS LONDON BRANCH FOR BNPPPB EVOTOK (Standing proxy: HSBC Investments (Japan) K.K.)	0.8%

5.	Effect of the capital and business alliance on the results of operation of JVC

The effect of the structural reform by use of the financing has been reflected to the amended profit forecast of JVC announced today.

6.	Rationale of terms of issue

(1)	Basis for calculation of issue price

Issue price of 325 yen per share is calculated by 361 yen per share, which is the closing price (regular way) of shares on the Tokyo Stock Exchange as of the most recent trading date immediately prior to the date of resolution of board of directors of JVC with regard to the new share issue, time 90%. Having regard to the substantial amount of new capital injection in the amount of 35 billion yen, it is considered that the level of discount is in the reasonable level.

(2)	Reason to believe the number of new share issue and the size of dilution to be reasonable

The planned new share issue by way of the third party allotment will give rise to 42.4% of dilution to the current number of outstanding shares. While the amount of the new share issue by this third party allotment is in the amount of 35 billion yen, the average amount of trading of the shares per day is 1.4 billion yen during the last one (1) year. However, JVC believes it inevitable to implement the management reform by taking further steps in order to ensure the management reform in the given fierce market competition environment and regain the trust from in the market.

7.	Reasons for the selection of the companies to be allotted (allottees)

(1)	Outline of the allottees

1. Name of the allottee	Kenwood Corporation

2. Principal business	Manufacture and sale of products related to car-electronics, communications and home-electronics, and all businesses to which are incidental or related.

3. Date of incorporation	December 21, 1946

4. Address	2967-3, Ishikawa-machi, Hachioji-shi, Tokyo

5. Representative	Kazuo Shiohata, President & CEO

6. Capital	Approximately 11,059 million yen

7. Outstanding shares	367,524,995 shares

8. Net asset	39,066 million yen (Consolidated)

9. Total asset	111,220 million yen (Consolidated)

10. Fiscal year	March 31

11. Employee number	4,483 (Consolidated)

12. Major customers	DENSO CORPORATION Fuji Heavy Industries Ltd. Honda Access Corp.

13. Major shareholders and holding ratio

HSBC Fund Services SPARX Asset Management Co., Ltd. (10.41%)

HSBC Fund Services SPARX Asset Management Limited US Client (7.65%)

Resona Bank, Ltd.(3.73%)

The Master Trust Bank of Japan, Ltd., (Trust Account) (1.99%)

Bank of New York GCM Client Accounts EISG (1.69%) (As of March 31, 2007)

14. Major bank of account	Resona Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Sumitomo Mitsui Banking Corporation The Sumitomo Trust and Banking Co., Ltd. The Chuo Mitsui Trust and Banking Company, Limited.

15. Relationship between JVC and the allottee	Capital relation	Not applicable

	Trading relation	Not applicable

	Personnel relation	Not applicable

	Related party or not	Not applicable

16. Results of operation in the most recent thee fiscal years (Consolidated, million yen)

Fiscal year	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007
Net sales	181,112	183,616	169,194
Operating profit	7,061	8,686	5,617
Recurring profit	4,696	4,886	2,339
Net income	4,836	6,104	1,586
Net income per share (yen)	16.79	17.16	4.32
Dividend per share (yen)	3.00	2.00	2.00
Net assets per share (yen)	66.29	101.97	106.46

1. Name of the allottee

1. SPARX Japan Value Creation Fund, L.P.

2. SPARX Japan Value Creation Fund II - Fund V1

3. SPARX Japan Value Creation Fund (Fund V1N)

4. SPARX Japan Value Creation Fund II (Bermuda) (Class VCI-A Shares)

5. SPARX Japan Value Creation Fund II

6. SPARX Japan Value Creation Fund III (Bermuda) (Class VCI-B Shares)

7. SPARX Japan Value Creation Fund II Master (Bermuda) (Class VCI-M Shares)

8. SPARX Japan Value Creation Investors Fund, L.P.

2. Jurisdiction etc.	1. LLC / United States 2. Unit trust / Cayman 3. Unit trust / Cayman 4. Mutual fund / Bermuda 5. Unit trust / Cayman 6. Mutual fund / Bermuda 7. Mutual fund / Bermuda 8. LLC / United States

3. Location of administrator	1, 8: 360 Madison Avenue, 24th Floor, New York, NY 10017, USA 2, 3, 4, 5, 6, 7: 6 Front Street, Hamilton HM 11, Bermuda

4. Asset Manager(*)	SPARX International (Hong Kong) Limited (6th Floor, ICBC Tower, 3 Garden Road, Central, Honk Kong)

5. Total amount of capital	Approximately 164.0 billion yen (Aggregate amount of net asset value of 1 through 8 above as of June 30, 2007)

6. Relationship between JVC and the allottee	Shares of the allottee held by JVC	0 shares
	Shares of JVC held by the allottee	0 shares

(Note)	Any negotiation and investment decision at the time of third party allotments above were made by a discretionary investment company, but not through each of the partnership member of funds in charge of business implementation.

(Reference):	Outline of the SPARX Group

The SPARX Group has a holding company whose headquarter office is located in Tokyo and which owns SPARX Asset Management Co., Ltd., SPARKS Securities Co., Ltd. and SPARX Capital Partners Co., Ltd. and other overseas subsidiaries in New York, London, Hong Kong, etc. It was established in 1989, and the group’s total investment fund balance (as of June 30, 2007, based on the provisional base) is 1,849.4 billion yen.

(2)	Reasons for the selection of allottees

KENWOOD is selected as one of the allottees in the context of management reconstruction of JVC for the reasons of the expected synergy effects substantially on strengthening the cost competitiveness, etc., based on the scale merits to be contributed by joint development, joint procurement of raw materials and mutual manufacturing services with KENWOOD in the fields of mobile navigation, home/portable audio and other aspects of multimedia. Further, by combining the past experience and know-how of management of KENWOOD with JVC on this occasion of alliance, as anticipated by SPARX, the management reform of JVC is accelerated and the potential ability of JVC will be realized to increase the corporate value. Given the substantial amount of financing need of 35 billion yen at this time, SPARX International (Hong Kong) Limited is selected as one of the allottees.

(3)	Holding policy of allottees

KENWOOD plans to hold the JVC’s shares on a long-term basis so as to achieve the enhancement of corporate value of each company through the capital and business alliance with JVC.

SPARX has set a principle of making investment decisions based on the fundamental policy on maximizing the shareholder value of the companies in which it invests, coherent to the fiduciary as consignee of investment management, having regard to the enhancement of corporate value and interests of stakeholders, including employees and trade counterparts.

(Annex): Terms of issue

(1)	Number of new shares to be issued:	107,693,000 shares of common stock

(2)	Issue price:	325 yen per share

(3)	Aggregate amount of issue price:	35 billion yen

(4)	Amount to be incorporated in capital:	162.5 yen per share

(5)	Aggregate amount to be incorporated in capital:	17.5 billion yen

(6)	Subscription date:	August 10, 2007

(7)	Payment date:	August 10, 2007

(8)	Delivery date of new share certificates:	August 25, 2007 (Scheduled)

(9)	Allottees and numbers of shares to be allotted:

	Kenwood Corporation	61,539,000 shares

	SPARX Japan Value Creation Fund, L.P.	22,378,000 shares

	SPARX Japan Value Creation Fund II-Fund V1	1,436,000 shares

	SPARX Japan Value Creation Fund (Fund V1N)	7,690,000 shares

SPARX Japan Value Creation Fund II (Bermuda)

	(Class VCI-A Shares)	1,570,000 shares

	SPARX Japan Value Creation Fund II	2,223,000 shares

SPARX Japan Value Creation Fund III (Bermuda)

	(Class VCI-B Shares)	3,679,000 shares

SPARX Japan Value Creation Fund II Master (Bermuda)

	(Class VCI-M Shares)	5,522,000 shares

	SPARX Japan Value Creation Investors Fund, L.P.	1,656,000 shares

8.	Schedule of the capital increase

July 24, 2007	Resolution of board of directors on issuance of new shares

July 24, 2007	Filing of the securities registration statement

July 24, 2007	Execution and delivery of certain subscription agreement

August 9, 2007	Expected effective date of the securities registration statement

August 10, 2007	Subscription date, Payment date

August 10, 2007	Capital increase date

III.	CHANGE IN PARENT COMPANY AND MAJOR SHAREHOLDERS OF JVC

1.	Background of the change

Change in parent company and major shareholders of JVC is to occur as a result of the capital increase to be closed on August 10, 2007, which is the payment date.

2.	Name of the relevant shareholders, etc.

(1)	Company which is no longer a parent company but remaining as a major shareholder

Name	Matsushita Electric Industrial Co., Ltd.
Head office	1006, Kadoma, Kadoma City, Osaka
Representative	Fumio Ohtsubo, President
Principal business	Manufacture and sale of electronic and electric products, etc.

(2)	Companies to become a major shareholder as a result of this third-party allocation

Name	KENWOOD CORPORATION
Head office	2967-3, Ishikawa-machi, Hachioji-shi, Tokyo
Representative	Kazuo Shiohata, President and CEO
Principal business	Manufacture and sale of products related to car-electronics, communications and home-electronics, and other businesses incidental thereto.

3.	Number of voting rights (number of holding shares) and ratio against the total number of voting rights (ratio against the total number of issued shares) of the relevant shareholders before and after the change

Matsushita Electric Industrial Co., Ltd.	Number of voting rights (Number of shares held)	Ratio against the number of voting rights of all shareholders	Rank among major shareholders
Before the change (As of March 31, 2007) (Note 1)	133,227 votes (133,227,330 shares)	52.7%	1st

After the change (Note 2)	133,227 votes (133,227,330 shares)	36.9%	1st

KENWOOD CORPORATION	Number of voting rights (Number of holding shares)	Ratio against the number of voting rights of all shareholders	Rank in major shareholders
Before the change (As of March 31, 2007)	- votes (- shares)	-%	-

After the change (Note 2)	61,539 votes (61,539,000 shares)	17.1%	2nd

(Note 1):	Total number of shares is calculated by “Number of outstanding shares” (254,230,058 shares) minus “Treasury Stock as of March 2007” (281,000 shares) minus “Shares not constituting Unit as of March 2007” (953,058 shares).
(Note 2):	Total number of shares is calculated by “Number of outstanding shares” (361,923,058 shares) minus “Treasury Stock as of March 2007” (281,000 shares) minus “Shares not constituting Unit as of March 2007” (953,058 shares).

IV.	IMPACT OF THE CAPITAL AND BUSINESS ALLIANCE ON THE FINANCIAL FORECAST OF JVC, KENWOOD AND MATSUSHITA

With respect to JVC, the revised financial forecast for this fiscal year announced today reflects the impact of the structural reform implemented with the effective use of the funds to be procured as described above.

With respect to KENWOOD, because the specific business cooperation through the planned capital and business alliance will commence in October 2007, this fiscal year’s financial forecast announced on May 15 will not be revised; however, it shall make further considerations in order to realize the expected results as soon as possible.

KENWOOD plans to make the payment of 20 billion yen, using a credit line of loans from certain financial institution having an existing contractual relationship with KENWOOD.

With respect to the revision of MATSUSHITA’s financial forecast, please refer to the “Matsushita Revises Fiscal 2008 Financial Forecast” announced today.

# # #

July 24, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Revises Fiscal 2008 Financial Forecast

Osaka, Japan, July 24, 2007 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today announced a revision of its consolidated financial forecast, made on April 27, 2007, for the current fiscal year, ending March 31, 2008 (fiscal 2008).

Victor Company of Japan, Ltd. (JVC), a consolidated subsidiary of Matsushita, plans to issue and allocate its new shares to third parties. As a result, Matsushita’s ownership ratio of equity of JVC will decrease from 52.4% to 36.8%, and JVC will become an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter.

With this transition and JVC’s revision of financial forecast, Matsushita today announced a revision of its forecast for the fiscal 2008 first half, ending September 30, 2007 and full fiscal year, ending March 31, 2008. On a consolidated basis, Matsushita expects sales for the first half to decrease by about 3% to 4,322 billion yen, compared with the previous forecast of 4,450 billion yen. In addition, the revised forecast for operating profit1 is 181 billion yen, down about 5% from the previous forecast of 190 billion yen. Meanwhile, the revised forecast for pre-tax income2 is 179 billion yen, a decrease of about 3% from the previous forecast of 185 billion yen. Net income for the first half is now estimated to be about 82 billion yen, down about 9% compared with the previous forecast of 90 billion yen. The company’s net income per common share for the first half is expected to be 38.21 yen on a diluted basis, down from 41.93 yen in the previous forecast.

[1]

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company's financial results with those of other Japanese companies. Under U.S. GAAP, expenses such as those associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit.

[2]	Factors affecting the forecast for other income (deductions) include business restructuring charges of 45 billion yen.

Regarding fiscal 2008 full year forecast, Matsushita expects sales for the full fiscal year to decrease by about 5% to 8,780 billion yen, compared with the previous forecast of 9,250 billion yen. In addition, the revised forecast for operating profit is 477 billion yen, down about 5% from the previous forecast of 500 billion yen. Meanwhile, the revised forecast for pre-tax income is 452 billion yen, a decrease of about 2% from the previous forecast of 460 billion yen. Net income for the full fiscal year is now estimated to be about 246 billion yen, down about 2% from the previous forecast of 250 billion yen. The company’s net income per common share for the full fiscal year is expected to be 114.62 yen on a diluted basis, down from 116.48 yen in the previous forecast.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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